EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Six Months Ended June 30, 2008

(In thousands)

Earnings
Net Income before minority interest	$23,703
Equity earnings	(3,039)
Income distribution from equity investees	2,485
Minority interest in pre-tax income	(3,933)
Amortization of capitalized interest	51
Interest capitalized	(2,320)
Federal and state income taxes	13,080
Fixed charges	11,370
Total Earnings as Defined	$41,397

Fixed Charges
Interest expense on long-term debt and other	$8,002
Interest on rentals*	502
Amortization of debt issuance costs	279
AFUDC borrowed funds	267
Capitalized interest	2,320
Total Fixed Charges	$11,370

Ratio of Earnings to Fixed Charges	3.64x

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.